Rule 424(b)(3)
File No. 333-82327
                         WAREFORCE.COM, INC.

           SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 12, 1999

     By resolution dated May 24, 2000, our Board of Directors has decided to reduce the exercise prices of the Series B Warrants by written notification to the holders. The reduced exercise prices now in effect are $1.50 per share underlying Series B Warrants. While Series B Warrants remain exercisable, warrant holders may exercise their warrants at these reduced exercise prices.


             The date of this supplement is May 31, 2000